EXHIBIT 12
CATERPILLAR FINANCIAL SERVICES CORPORATION

COMPUTATION OF RATIO OF PROFIT TO FIXED CHARGES
(Unaudited)
(Millions of Dollars)
Three Months Ended			Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2004	2003	2004	2003

Net Income	$ 82	$ 67	$ 217	$ 189

Add:
Provision for income taxes	31	36	100	100

Deduct:
Equity in profit of partnerships	(1)	(1)	(2)	(3)

Profit before taxes	$112	$102	$315	$286

Fixed charges:
Interest on borrowed funds	$132	$119	$374	$367
Rentals at computed interest*	1	2	4	4

Total fixed charges	$133	$121	$378	$371

Profit before taxes plus fixed charges	$245	$223	$693	$657

Ratio of profit before taxes plus fixed charges to fixed charges	1.84	1.84	1.83	1.77

*Those portions of rent expense that are representative of interest cost.